Filed Pursuant to Rule 253(g)(2)
File No. 024-10727

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

SUPPLEMENT NO. 6 DATED APRIL MAY 11, 2018
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFUND, LLC (the “Company”, “we”, “our” or “us”), dated September 29, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions; and
•	Asset Performance Projections.

Updates to Minor Assets Acquired – May 11, 2018

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Approximate Purchase Price
E81	Los Angeles, CA	Single-family home	04/03/2018	$457,000
S48	Los Angeles, CA	Single-family home	03/30/2018	$468,000

Single Family Home Controlled Subsidiary – E81

On April 3, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – E81 - Controlled Subsidiary”), for an initial purchase price of approximately $457,000 which is the initial stated value of our equity interest in the Fundrise eFUND – E81 - Controlled Subsidiary (the “E81 Investment”). The Fundrise eFUND – E81 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, one-bathroom, 1,726 square foot home located just outside of the Fashion District neighborhood of Los Angeles (the “E81 Property”). The closing of both the E81 Investment and the E81 Property occurred concurrently.

The Fundrise eFUND - E81 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the E81 Investment (the “E81 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - E81 - Controlled Subsidiary, including the E81 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the E81 Investment, paid directly by the Fundrise eFUND - E81 - Controlled Subsidiary.

In addition to the purchase price of approximately $457,000, we anticipate additional hard costs of approximately $10,000 for the planned renovation intended to make the E81 Property tenantable. The business plan then entails renting the property for seven to ten years and then selling the property. However, there can be no assurance that the anticipated completion cost or the business plan will be achieved.

The E81 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Fashion District neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Fashion District submarket a desirable investment location.

Single Family Home Controlled Subsidiary – S48

On March 30, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – S48 - Controlled Subsidiary”), for an initial purchase price of approximately $468,000 which is the initial stated value of our equity interest in the Fundrise eFUND – S48 - Controlled Subsidiary (the “S48 Investment”). The Fundrise eFUND – S48 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,144 square foot home located just outside of the Park Hill Heights neighborhood of Los Angeles (the “S48 Property”). The closing of both the S48 Investment and the S48 Property occurred concurrently.

The Fundrise eFUND - S48 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the S48 Investment (the “S48 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - S48 - Controlled Subsidiary, including the S48 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the S48 Investment, paid directly by the Fundrise eFUND - S48 - Controlled Subsidiary.

In addition to the purchase price of approximately $468,000, we anticipate additional hard costs of approximately $10,000 for the planned renovation intended to make the S48 Property tenantable. The business plan then entails renting the property for seven to ten years and then selling the property. There can be no assurance that the anticipated completion cost or business plan will be achieved.

The S48 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Park Hill Heights neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Park Hill Heights submarket a desirable investment location.

Asset Performance Projections

The following table contains updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of May 1, 2018, plus the following forward-looking assumptions. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Single Family Rental Portfolio Investment Assumptions

Asset Name	Number of Assets in Rental Portfolio	Projected Annual Returns	Total Projected Annual Price Appreciation	Projected Leverage	Projected Expense Ratio
National eFund Single Family Rental Portfolio	5*	8.8% - 13.1%	3.5% - 6.3%	50% - 55%	32.5% - 35.0%

*Assets included in the National eFund Single Family Rental Portfolio included the following controlled subsidiaries; S37; 317; 473; E81; and S48.

Single family rental property purchase prices, acquisition and renovation costs to rent, and rental rates are empirically based on actuals, derived from the performance of subject property units that have been purchased and leased to date. Projection ranges are based on the range of inputs provided above, and assume minimum debt service coverage ratio (DSCR) of at least 1.20 with a 30-year amortization rate and an average vacancy rate of 4.5%, projected average annual rent growth of 3% per annum, and a 7-to-10 year hold period. We anticipate operating expense ratios across the National eFund Single Family Rental Portfolio will be approximately 35%. We expect that this percentage will decrease as we increase the number of assets in our rental portfolio and achieve economies of scale. As of May 1, 2018 the National eFund Single Family Rental Portfolio is constituted of the following controlled subsidiaries: S37, 317, 473, E81, and S48. In the conservative projection, average annual price appreciation rates are discounted by approximately half, lowering the annual growth rates by about 50% of the 17-year Los Angeles, CA metro-wide and neighborhood-specific appreciation rates according to NeighborhoodScout as of Q4 2017. The historical appreciation rates data from NeighborhoodScout is the latest neighborhood statistics available as of May 1, 2018 from several leading government sources, including the U.S. Bureau of the Census, the U.S. Department of Justice, the National Center for Education Statistics, and the U.S. Geological Service, among others. The high-end of the projections are derived portfolio assumptions of appreciation rates from NeighborhoodScout's historical appreciation rates for the Los Angeles, CA sub-markets where all 5 properties are located. The projected return range is primarily driven by the ranges provided varying the annual property price growth, rent increases, leverage and interest rates, operating expense ratio, and hold period. However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Single Family Home Renovation and Sale Investment Assumptions

Asset Name	Projected Return on Investment	Total Projected Renovation Costs	Projected Exit Price
K68 - Controlled Subsidiary	11.1% - 20.3%	$183,000 - $192,500	$550,000 - $577,500
B15 - Controlled Subsidiary	5.9% to 14.3%	$154,000 - $163,000	$550,000 - $577,500
W65 - Controlled Subsidiary	11.1% - 20.3%	$183,000 - $192,500	$550,000 - $577,500

Property purchase prices and acquisition costs are empirically derived based on actual amounts for each property listed above as of May 1, 2018. Projection ranges are based on the range of inputs provided above, and assume a 6 to 9 month hold period with no leverage at the property level. Renovation cost assumptions are based on construction bids or budgets of comparable home renovations in the surrounding area within the past 12 months. Exit price projections are based on comparable houses recently sold of similar size and finish level in the surrounding area. Projected annual returns have been reduced by the anticipated profit sharing with third-party, unaffiliated development partners, at a rate of 25% of the profits over a 10% preferred return. The projected annual return range is primarily driven by the ranges provided varying the acquisition costs, total projected development costs, and projected exit price. However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise National For-Sale Housing eFund, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 29, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.